FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* Tulin, John	2. Issuer Name and Ticker or Trading Symbol Swank, Inc. (SNKI)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X	Director	10% Owner
X	Officer (give title below)	Other (specify below)
Senior Vice President
(Last) (First) (Middle) c/o Swank, Inc. 90 Park Avenue, 13th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year December 20, 2002	7. Individual or Joint/Group Filing (Check Applicable Line)
5. If Amendment, Date of Original (Month/Year)	X	Form filed by One Reporting Person
(Street) New York, NY 10016	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock $.10 par value	12/20/02	P	2,500	A	$0.13	56,253*	D
Common Stock $.10 par value	1,060*	I	By spouse(1)
Common Stock $.10 par value	2,333*	I	By daughter(1)
Common Stock $.10 par value	108,786*	I	(2)
Common Stock $.10 par value	1,850*	I	(3)

FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year.)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Purchase	$0.1700	11/06/01		A		150,000		11/06/01	11/05/06	Common Stock $.10 Par Value	150,000		150,000	D

Explanation of Responses:

*This amount gives effect to a three-for-one reverse stock split in August 2000.

(1) The furnishing of this information and the filing of this Statement should not be deemed an admission that the undersigned is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of such shares.

(2) Includes 108,786 shares held in Mr. Tulin's account under The New Swank, Inc. Retirement Plan.

(3) Includes 1,850 shares held in the accounts under The New Swank, Inc. Retirement Plan of members of Mr. Tulin's immediate family. Mr. Tulin disclaims beneficial ownership of the shares held in the accounts of the members of Mr. Tulins family under The New Swank, Inc. Retirement Plan.

	/s/ John Tulin	12/10/01

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.